FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  7 June, 2004





                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)





           Baltimore Technologies plc, Innovation House, Mark Road
                 Hemel Hempstead, Herts, HP2 7DN, United Kingdom
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding Notice of EGM and AGM dated 7 June, 2004





Baltimore Technologies plc

London, UK - 7 June 2004 - Baltimore Technologies plc (London: BLM) confirms it has today posted a circular to its Shareholders giving notice of its Annual General Meeting (AGM) and of the Extraordinary General Meeting (EGM) requisitioned by Acquisitor Holdings (Bermuda) Ltd (Acquisitor).

AGM and EGM

In order to save costs, the Board will hold both the AGM and the EGM requisitioned by Acquisitor on the same day, Monday, 5 July 2004. The AGM will be held at 12 noon at Cafe Royal, 68 Regent Street, London W1R 6EL and the EGM will take place immediately thereafter.

Proxy forms for both meetings, as enclosed with the circular, must be received by no later than 12.00noon on Saturday, 3 July 2004 for the AGM and no later than 12.15p.m on the same date for the EGM. Proxy forms. should, therefore, be posted no later than Thursday, 1 July 2004 to meet this deadline. The circular is available on Baltimore Technologies' website at www.baltimore.com.

In addition to the resolutions proposed by the Board, the AGM will consider resolutions proposed by Acquisitor for the removal of the entire Board and the appointment of its own representatives, as requested by Acquisitor on 7 May 2004. The subsequent EGM, requisitioned by Acquisitor on 17 May 2004, will consider precisely the same resolutions it proposed for the preceding AGM. In light of this, the Board has asked Acquisitor to withdraw its EGM requisition to further save costs and simplify the process for Shareholders, but Acquisitor has refused.

Bijan Khezri, non-Executive Chairman of Baltimore Technologies, said:

"Given that the resolutions Acquisitor has proposed for both meetings are identical, it is disappointing that it has refused our request for shareholders to consider its resolutions in one meeting. As a result, Acquisitor has escalated the cost and complexity of the process for Shareholders to no apparent benefit."

Cash return to Shareholders

As stated in the circular, subject to the approval of the proposed capital reduction by Shareholders in the AGM, confirmation by the Court and compliance with any requirements of the Court, the Board currently expects that the value of the cash return to Shareholders by way of a special dividend will be 18.6 pence per share, or GBP10 million in aggregate, to be paid by end 2004.

                                    - ENDS -

For further information please call:

Smithfield +44 (0) 20 7360 4900
Andrew Hey
Nick Bastin
Will Swan

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                Baltimore Technologies plc





                By:

                Name:       Alfredo Goyanes
                Title:      Company Secretary




Date: 7 June, 2004